Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS THIRD QUARTER 2022 RESULTS

MANILA, PHILIPPINES. OCTOBER 28, 2022 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales for the first nine months of 2022 amounted to PHP 15.8 billion, a decrease of 3% compared to the same period last year. For the third quarter, net sales decreased by 5% year-over-year due to lower volume.

CHP’s domestic cement volume decreased by 11% year-over-year for the first nine months of 2022. The decline in volume was mainly due to lower-than-expected cement demand.

CHP’s domestic cement price for the first nine months of 2022 was up by 9% year-over-year as price updates were made mainly to reflect input cost inflation, such as in fuel and transport.

CHP’s cost of sales, as a percentage of net sales, increased by 3 percent points year-over-year for the first nine months of 2022 mainly due to higher fuel costs. CHP’s fuel cost, as a percentage of net sales, increased by 9 percentage points year-over-year for the first nine months driven by elevated energy prices.

Operating EBITDA for the first nine months of 2022 amounted to PHP 2.8 billion, 16% lower year-over-year. The decrease was mainly due to lower volume and higher input costs, arising from the challenges of subdued market demand and rising inflation. Operating EBITDA margin for the first nine months of the year declined by 2.8 percentage points year-over-year to 17.7%.

CHP recorded a net loss of PHP 819 million for the first nine months of 2022, with a net loss of PHP 552 million recorded during the third quarter, mainly as a result of foreign exchange losses and lower operating EBITDA.

Foreign exchange losses, amounting to PHP 1.5 billion for the first nine months of the year, were attributable to movement in the Philippine Peso to U.S. Dollar exchange rate. Majority of CHP’s foreign exchange losses are unrealized (non-cash expenses).

Luis Franco, President and CEO of CHP, said: “Despite the challenging market environment, the medium- and long-term potential of the country keep me optimistic. We expect that the next six to twelve months should be a period of transition for the construction industry in the country, and, as a result, for CHP. While headwinds persist, we are determined to maximize our EBITDA, and capture the opportunities that arise. I am confident that our customer-centric strategy and strong footprint will allow us to continue creating value for all stakeholders.”

For full year 2022, CHP is guiding for a mid-single-digit percentage decrease for its domestic cement sales volume.

CHP, a listed company on the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and other building materials in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country. For more information please visit: www.cemexholdingsphilippines.com

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange. For more information please visit: www.cemex.com

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements within the meaning of the securities laws. CHP intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the applicable securities laws. These forward-looking statements reflect CHP’s current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CHP’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CHP’s most recent annual report and detailed from time to time in CHP’s other filings with the Philippine Securities and Exchange Commission, which factors are incorporated herein by reference, which if materialized could ultimately lead to CHP’s expectations and projections not producing the expected benefits and/or results. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CHP’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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